SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the year ending August 16, 2006

Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934 Commission file number: 333-80605

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: German American Bancorp 1999 Employee Stock Purchase Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: German American Bancorp, Inc. 711 Main Street, Box 810 Jasper, Indiana 47546-3042

REQUIRED INFORMATION

A.	Financial Statements and Schedules:

        Report of Independent Registered Public Accounting Firm

        Statements of Net Assets Available for Benefits - August 16, 2006 and 2005

        Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

B.	Signatures

C.	Exhibits Exhibit 23 — Consent of Independent Registered Public Accounting Firm

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN

FINANCIAL STATEMENTS
August 16, 2006 and 2005

GERMAN AMERICAN BANCORP

EMPLOYEE STOCK PURCHASE PLAN

Jasper, Indiana

FINANCIAL STATEMENTS
August 16, 2006 and 2005

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3

NOTES TO FINANCIAL STATEMENTS	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
German American Bancorp, Inc.
Employee Stock Purchase Plan
Jasper, Indiana

We have audited the accompanying statements of net assets available for benefits of the German American Bancorp Employee Stock Purchase Plan as of August 16, 2006 and 2005, and the related statements of changes in net assets available for benefits for each of the three years in the period ended August 16, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the German American Bancorp Employee Stock Purchase Plan as of August 16, 2006 and 2005, and the changes in net assets available for benefits for each of the three years in the period ended August 16, 2006 in conformity with accounting principles generally accepted in the United States of America.

                                 Crowe Chizek and Company LLC

Indianapolis, Indiana
October 9, 2006

1.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
August 16, 2006 and 2005

	2006	2005
ASSETS
Cash	$390,316	$378,504

LIABILITIES
Accounts payable	6,347	3,393

NET ASSETS AVAILABLE FOR BENEFITS	$383,970	$375,111

See accompanying notes.

2.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years ended August 16, 2006, 2005 and 2004

	2006	2005	2004
Additions to net assets attributed to:
Contributions
Participants	$410,844	$388,409	$342,705
Employer	62,622	75,415	120,234

Total additions	473,466	463,824	462,939

Deductions from net assets attributed to:
Terminations paid in cash	26,874	13,298	11,868
Purchase of stock	437,733	406,252	496,039

Total deductions	464,607	419,550	507,907

Net increase/(decrease)	8,859	44,274	(44,968)

Net assets available for benefits
Beginning of year	375,111	330,837	375,805

End of year	$383,970	$375,111	$330,837

See accompanying notes.

3.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
August 16, 2006 and 2005

NOTE 1 — DESCRIPTION OF PLAN

The following description of the German American Bancorp Employee Stock Purchase Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:  The purpose of the Plan is to provide eligible employees of German American Bancorp, Inc. (the Company) and its subsidiaries an opportunity to purchase common shares of the Company financed by payroll deductions. The Plan provides for the purchase of up to 425,000 shares of common stock (542,420 after adjustment for stock dividends since inception of the Plan), which the Company may provide by purchases on the open market or from private sources, or by issuing authorized but unissued common shares. The Plan covers all employees of the Company and its subsidiaries who have completed six months of service prior to the start of the Plan year, with customary employment of at least 20 hours per week. The Company shall determine the participant purchase price for common shares under the Plan, which price shall be in the range from 85% to 100% of the fair market value of the common shares at the beginning or end of the Plan year as determined by quoted market prices.

Contributions:  Eligible employees must elect to participate in the Plan before the start of the Plan year and may not purchase more than $25,000 worth of Company common stock, based on the fair market value on the start of the Plan year. Employees may increase deferrals once and decrease deferrals once during the Plan year, or may elect to terminate participation at any point during the Plan year. Upon terminating participation, the balance in the participant account shall be paid to the employee.

Participant Accounts:  Each participant's account is credited with the participant's contributions through payroll deductions. At the end of the Plan year, the balance of participant accounts will be used to purchase the number of whole and fractional shares of Company common stock that may be purchased for the participant purchase price. Ownership of common shares purchased is transferred to the participants, and the shares are not assets of the Plan. For the Plan years ended August 16, 2006, 2005 and 2004, the participant purchase prices determined by the Company were $12.28, $13.79 and $13.40 per share.

Retirement, Termination and Death:  A participant is entitled to 100% of his or her account balance upon retirement, termination or death.

Payment of Benefits:  Certificates for common shares purchased under the Plan may be registered only in the name of the participating employee, or in his or her name jointly with a member of his or her family, with right of survivorship. There are no restrictions imposed by the Plan on the resale of common shares purchased under the Plan.

(Continued)

4.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
August 16, 2006 and 2005

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

Employer Contributions:  The Company and its subsidiaries contribute the difference between the cost of shares acquired on the open market or from private sources and the participant purchase price. The Company may elect to issue shares to participants rather than acquiring shares on the open market. Since the Company has no obligation to contribute cash to the Plan, employer contributions are recorded when received. The Company pays all Plan administrative costs.

Payment of Benefits:  Benefits are recorded when paid, either when shares are purchased for the participants or participant contributions are refunded upon termination.

Use of Estimates:  The preparation of financial statements requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Reclassifications:  Some items in prior year financial statements were reclassified to conform to the current presentation.

NOTE 3 — RELATED PARTY TRANSACTIONS

The cash of the Plan is held in a non-interest bearing checking account at German American Bancorp, a wholly owned subsidiary of the Company. The number of shares of employer securities purchased with Plan assets on behalf of participants in the plan years ended August 16, 2006, 2005 and 2004 were 30,540, 23,996 and 28,054 shares. See Statement of Changes in Net Assets for dollar amounts of the purchases. See also Note 6 for disclosure of the purchase subsequent to year-end.

NOTE 4 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time. The Plan may continue until all the stock allocated to the Plan has been issued or until after the tenth plan year-end is completed, whichever is earlier. The Plan year ended August 16, 2000 was the first Plan year. The Plan provides for the purchase of up to 542,420 shares of common stock, and 157,920 shares have been issued through August 16, 2006.

(Continued)

5.

GERMAN AMERICAN BANCORP
EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
August 16, 2006 and 2005

NOTE 5 — TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is not subject to any provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and the provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirement of that Section of the Code. When the participants' shares are acquired under the plan, the participant does not recognize gross income for federal income tax purposes. However, if a disqualifying disposition occurs, the participant will recognize gross income equal to the lesser of the excess of the fair market value of the shares at the time of disposition over the amount paid for the shares or the excess of the fair market value of the shares at the time the shares were granted over the share price.

NOTE 6 — SUBSEQUENT EVENT

In September 2006, the Company purchased 34,326 common shares on the open market for $489,146. Funding for the purchase of the common stock was from employee contributions totaling $383,970 and Company contributions of $105,176.

6.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Human Resources Committee, acting as the administrator of the German American Bancorp 1999 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized, on November 10, 2006.

German American Bancorp 1999 Employee Stock Purchase Plan (Name of Plan) By: /s/ Mark A. Schroeder Mark A. Schroeder, a member of the Human Resources Committee